# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reservoir Media, Inc., CIK 0001824403
CUSIP: 76119X105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 VARICK STREET, SUITE 801, NEW YORK, New York (NY), 10014
Date of event which requires filing of this statement: 01/30/2026
Amends the filing with accession number 0000921895-23-002791
Filed by CIK 0001929389
Persons authorized to receive notices and communications: IRENIC CAPITAL MANAGEMENT LP, 767 Fifth Avenue, 15th Floor, 1325 Avenue of the Americas, New York, New York (NY), 10153, (646) 993-6330; ANDREW FREEDMAN, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, (212) 451-2300

## Reporting persons
- Irenic Capital Management LP (CIK 0001929389): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 6,061,176; shared voting power 0; sole dispositive power 6,061,176; shared dispositive power 0; aggregate amount beneficially owned 6,061,176 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Reservoir Media, Inc.
Address of issuer's principal executive offices: 200 VARICK STREET, SUITE 801, NEW YORK, New York (NY), 10014
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,061,176 Shares beneficially owned by the Reporting Person is approximately $40,442,724, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Irenic Capital is supportive of the Issuer's management, but believes that the securities of the Issuer are undervalued and represent an attractive investment opportunity, especially in light of management's expertise.

Nevertheless, Irenic Capital may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, potential changes in the Issuer's ownership, capital or corporate structure, including a potential acquisition, including a take private transaction. Irenic Capital intends to communicate with the Issuer's management and Board about, and may enter into negotiations and agreements with them regarding, the foregoing and to communicate with other stockholders or third parties, including potential financing sources regarding the Issuer. Irenic Capital may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Irenic Capital may change its intentions with respect to any and all matters referred to in this Item 4. It may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

See rows (11) and (13) of the cover page to this Amendment No. 4 for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 65,588,223 Shares outstanding as of October 27, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2025. As of the date hereof, the Reporting Person beneficially owned 6,061,176 Shares, constituting approximately 9.2% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated to read as follows:

The transactions in the Shares effected by the Reporting Person during the past sixty (60) days, which were all in the open market, are set forth in Exhibit 1 and attached hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Irenic Capital Management LP: /s/ Adam Katz, Adam Katz, Managing Member of Irenic Capital Management GP LLC, its general partner (02/03/2026)